                                                                  EXHIBIT 11.1



                                         Three Months Ended

                                09/30/95                    09/30/94
                              ----------                  ----------
  Common Stock                 1,619,420                   1,660,645
  Common Stock Equivalents
  Dilutive Stock Options              --                          --
  Common Stock Equivalents
  Dilutive Stock Warrants             --                          --
                              ----------                  ----------

  Weighted Average Shares and
  Common Stock Equivalents     1,619,420                   1,660,645
                              ==========                  ==========

  Earnings per Common Share
  Net Income                  $    (0.03)                 $    (0.02)
                              ==========                  ==========